Exhibit 5.1

[Letterhead of Yigal Arnon & Co.]

March 21, 2007

Rosetta Genomics Ltd.
10 Plaut St.
Rabin Science Park
Rehovot, Israel 76706

            Re:    Registration Statement on Form S-8

Dear Sirs:

We have acted as Israeli counsel for Rosetta Genomics Ltd., a company organized under the laws of Israel (the “Company”), in connection with the Registration Statement on Form S-8 (the “Registration Statement”) being filed by the Company under the Securities Act of 1933, as amended, for the purposes of registering 1,268,047 of its Ordinary Shares, nominal value New Israeli Shekel 0.01 per share, that may be issued pursuant to options that have been, or may hereafter be, granted pursuant to the Rosetta Genomics Ltd. 2003 Israeli Share Option Plan and the Rosetta Genomics Ltd. 2006 Employee Incentive Plan (the “Plans”) (the “Shares”).

On the basis of such investigation as we have deemed necessary, we are of the opinion that the Shares have been duly and validly authorized for issuance and, when issued upon due exercise of options granted or hereafter granted under the Plans in accordance with the provisions of the Plans and the related option agreements (including payment of the option exercise price provided for therein), will be fully paid and non-assessable.

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the Rules and Regulations of the Securities and Exchange Commission thereunder.

The above opinion is based on facts existing on the date hereof and of which we are aware. We express no opinion as to any laws other than the laws of the State of Israel as the same are in force on the date hereof and we have not, for purpose of giving this opinion, made any investigation of the laws of any other jurisdiction.

Very truly yours,

/s/ Yigal Arnon & Co.

Yigal Arnon & Co.